January 20, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch Laura Nicholson John Hodgin Sandra Wall Steve Lo Craig Arakawa

Re:	Trio Petroleum Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed January 6, 2023 File No. 333-267380

Dear Ms. Packebusch:

This letter responds to the correspondence from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 17, 2023 (the “Comment Letter”) providing comments on the above-referenced Amendment No. 4 to Registration Statement on Form S-1, publicly filed on January 6, 2023 (the “S-1”) by Trio Petroleum Corp., a Delaware corporation (the “Company”).

The Company today filed via EDGAR its Pre-Effective Amendment No. 5 to its Registration Statement on Form S-1 (“Amendment No. 5”). The remainder of this letter responds to the Staff’s comments on the S-1, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 5, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 4 to Registration Statement on Form S-1

The Offering, page 10

1.	Please revise to disclose in this section the number of (i) shares to be issued upon conversion of the January 2022 Notes, (ii) shares issuable upon exercise of the GenCap Warrants, (iii) shares issuable upon exercise of the Pre-Funded Warrants, and (iv) shares issuable upon exercise of the December 2022 Warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page [10] of Amendment No. 5 to disclose the number of shares to be issued upon conversion of the January 2022 Notes, and the number of shares issuable upon exercise of the GenCap Warrants, the Pre-Funded Warrants and the December 2022 Warrants.

Risk Factors, page 12

2.	We note that certain officers and directors of the registrant also serve as officers or directors of Trio Petroleum LLC. Please add risk factor disclosure regarding any related risks that are material, such as potential conflicts of interest. For example, we note that the registrant’s option to acquire assets owned in part by Trio Petroleum LLC pursuant to the Fourth Amendment to Purchase and Sale Agreement permits the registrant to purchase such assets at a purchase price as may be mutually agreed by the registrant and Trio Petroleum LLC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 5 to disclose a risk factor describing the risk of a potential conflict of interest with respect to the Company’s acquisition of optioned assets owned by Trio LLC under the Fourth Amendment to the Purchase and Sale Agreement, and also the risks generally associated with transacting business with a related party.

The amended and restated certificate of incorporation and the amended and restated bylaws provide..., page 23

3.	We note your disclosure that your amended and restated certificate of incorporation and amended and restated bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” However, we could not locate such a provision in your amended and restated bylaws. Please revise or advise.

In addition, we note that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please revise your risk factor, and your related disclosure on page 67, to also address this provision.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 23 of Amendment No. 5 to clarify that the exclusive forum provision is found only in the amended and restated certificate of incorporation. In addition, the Company has revised its disclosure on pages 23 and 67 of Amendment No. 5 to disclose that United States federal district courts shall be the sole and exclusive forum for causes of action arising under the Securities Act of 1933.

Capitalization, page 30

4.	Please expand your disclosure to include a footnote that explains how you derived the $2,981,545 of cash as adjusted.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 30 of Amendment No. 5 to include a footnote that explains how it derived the $2,981,545 of cash as adjusted.

5.	Footnote (3) to your capitalization table indicates that the amount of common stock as adjusted includes 2,772,429 shares issued upon conversion of the January 2022 Notes, as well as 321,429 commitment shares issued resulting from the conversion. Please explain how this disclosure and the amounts presented in the “As Adjusted” column is consistent with footnote (1), which states that the number of shares of common stock on an as adjusted basis excludes these issuances. Please also revise footnote (3) to disclose the assumed conversion price, clearly demonstrating how you derived the amount of common stock as adjusted and how you derived the shares to be issued upon conversion.

Response: In response to the Staff’s comment, the Company has revised Footnote (1) on page 30 of Amendment No. 5 to remove references stating that the that the amount of common stock as adjusted excludes 2,772,429 shares issued upon conversion of the January 2022 Notes, as well as 321,429 commitment shares issued resulting from the conversion. In addition the Company has revised Footnote (4) on page 30 of Amendment No. 5 to disclose the assumed conversion price, clearly demonstrating how the Company derived the amount of common stock as adjusted and how the Company derived the shares to be issued upon conversion.

6.	Please revise to clearly disclose how the amounts of additional paid-in capital, as adjusted and accumulated deficit, as adjusted were derived.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 30 of Amendment No. 5 to include Footnotes (5) and (6) which clearly disclose how the amounts of additional paid-in capital, as adjusted and accumulated deficit, as adjusted were derived.

Dilution, page 31

7.	Please disclose how you derived your net tangible book value of $5,042,681 as of October 31, 2022 and your net tangible book value of $10,034,459 as of October 31, 2022 after giving effect to the assumed initial public offering. In addition, please disclose the amount of the estimated underwriting discounts and commissions and estimated offering expenses payable by you for the purpose of calculating dilution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No. 5 to include Footnote (1) to the dilution table which discloses how the Company derived its net tangible book value of $5,042,681 as of October 31, 2022 and the amount of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company for the purpose of calculating dilution. In addition, the Company has revised its disclosure on page 31 of Amendment No. 5 to include Footnote (2) to the dilution table which discloses how the Company derived its net tangible book value of $10,034,459 as of October 31, 2022 after giving effect to the assumed initial public offering and the amount of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company for the purpose of calculating dilution.

Fourth Amendment to Purchase and Sale Agreement, page 35

8.	Please revise to clarify the terms of the option granted under the Fourth Amendment to Purchase and Sale Agreement. For example, we note your disclosure that this is an “exclusive” option, but also note that the agreement filed as Exhibit 10.9 appears to contemplate that Trio Petroleum LLC may sell its interests in the optioned assets to other parties during the option period.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 5 to clarify the nature of the Company’s option to purchase the optioned assets, specifically that Trio LLC retains the right to sell any of the optioned assets and that in the event they do so, the option fee will be credited against the purchase price for the remaining assets.

Description of Oil and Gas Property and Current Operations, page 45

9.	Please correct the discrepancy in your net acreage disclosures on page 45 of 7,800 acres and 7,095 acres (i.e. 8,600 acres x 0.825 = 7,095 net acres) to reflect your current 85.75% WI (i.e. 8,600 acres x 0.8575 = 7,375 net acres). Include the date upon which you held this working interest, e.g. December 22, 2022 as noted on page 62. Also, correct the calculation of net productive wells shown as (i.e., 85.75% WI times 2 gross wells = 1.65 net productive wells) to reflect your current 85.75% WI (i.e., 85.75% WI times 2 gross wells = 1.715 net productive wells). Refer to Item 1208 of Regulation SK.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of Amendment No. 5 to correct the discrepancy in net acreage disclosure, and to correct the calculation of net productive wells.

Evaluation of Reserves and Net Revenue, page 46

10.	Tell us what consideration you have given to updating the estimates of net reserves and cash flows to your current fiscal year-end of October 31, 2022.

Response: The Company hereby acknowledges the Staff’s comment. The Company hereby advises the Staff that it has consulted with KLSP, its independent third-party consulting firm that prepared analyses of the South Salinas Area, and concluded that it is unnecessary at this time to update the provided estimates of net reserves and/or cash flows, which are dated October 31, 2021, to the fiscal year-end of October 31, 2022, primarily because there are no new technical and/or new well data that need to be integrated into the aforementioned estimates. Oil and gas prices have increased notably since October 2021 and, whilst material and operating costs have also risen, the Company believes that these factors will positively impact (i.e., favorably impact the Company’s estimated reserves and cash flows) and/or not significantly impact the aforementioned estimates. The Company has added corresponding disclosure describing the above on page 47 of Amendment No. 5.

Management, page 53

11.	Please disclose the material terms of all agreements with your named executive officers and directors, and file such agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. In that regard, we note that the Fourth Amendment to the Purchase and Sale Agreement contemplates the effectiveness of employment agreements to be effective as of the company’s initial public offering.

Response: The Company hereby acknowledges the Staff’s comment. The Company hereby advises the Staff that the employment agreements with Stan Eschner, Terry Eschner and Steve Rowlee are still being finalized and cannot yet be described or filed as exhibits to the S-1. The Company has revised its disclosure on page 52 of Amendment No. 5 to clarify that these agreements are still in the process of being finalized and that they will have an effectiveness date of the Company’s IPO.

Certain Relationships and Related Party Transactions, page 62

12.	Please provide the disclosure required by Item 404 of Regulation S-K with respect to the Fourth Amendment to the Purchase and Sale Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Amendment No. 3 to expand on its discussion of the Fourth Amendment to the Purchase and Sale Agreement.

Principal Stockholders, page 63

13.	Please ensure that you provide the disclosure required by Item 403 of Regulation SK regarding beneficial ownership of your common stock as determined in accordance with Exchange Act Rule 13d-3. In that regard, we note that the January 2022 Notes will convert, and the Commitment Shares will be issued, at the time of the IPO, and the GenCap Warrants, Pre-Funded Warrants, and December 2022 Warrants will also become exercisable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Amendment No. 5 to include in its beneficial ownership percentages Common Stock after the Offering (i) the Common Stock issuable upon conversion of the January 2022 Notes, (ii) the Common Stock issuable upon exercise of the GenCap Warrants, (iii) the Common Stock issuable upon exercise of the Pre-Funded Warrants, (iv) the Common Stock issuable upon exercise of the December 2022 Warrants and (v) the issuance of the Commitment Shares.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 82

14.	Please revise to include the following disclosures pursuant to Item 304 of Regulation S-K:

●	State whether there were any disagreements with Marcum as defined in Item 304(a)(1)(iv) of Regulation S-K and any reportable events occurred as defined in Item 304 (a)(1)(v) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to the dismissal. In addition, provide an updated copy of Marcum’s letter filed as Exhibit 16.1 to the next amendment to the S-1.
●	State whether you have consulted with BF Borgers CPA PC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to engaging BF Borgers CPA PC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 5 to clarify that there were no disagreements with Marcum as defined in Item 304(a)(1)(iv) of Regulation S-K and any reportable events occurred as defined in Item 304 (a)(1)(v) of Regulation S-K during nine months ended July 31, 2022, and has also re-filed an updated copy of Marcum’s letter as Exhibit 16.1. In addition, the Company has revised its disclosure on page 82 of Amendment No. 5 to clarify that it has not consulted with BF Borgers CPA PC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K during the nine months ended July 31, 2022 and prior to engaging BF Borgers CPA PC.

Use of Proceeds, page 129

15.	We note your disclosure that the company will make the final payment of $1,032,512 due under the related party note payable with Trio LLC at the earlier of i) the initial public offering or ii) March 1, 2023. We also note your disclosure that the Company agreed, retroactively commencing on May 1, 2022, to accrue a monthly consulting fee of $35,000, due and payable by the Company to Trio LLC no later than two weeks following the closing date of the Company’s initial public offering. If you intend to use the proceeds of this offering for such purposes, please include such information in your Use of Proceeds section. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 5 to add in Footnote (1) which clarifies that the proceeds intended to be used to drill the HV-1, HV-2 and HV-4 wells includes payment of the $1,032,512 under the related party note payable with Trio LLC. The Company further clarified that the entirety of this payment will be used by Trio LLC to drill the HV-1, HV-2 and HV-4 wells. Finally, the Company added in disclosure regarding the maturity date and interest rate of the note payable.

The Company hereby advises the Staff that it does not intend to use the proceeds of the offering to pay the monthly consulting fee payable by the Company to Trio LLC.

Exhibits

16.	We note your disclosure that, in December 2022, you consummated a round of financing with a group of two investors, pursuant to which you issued 400,000 shares of your Common Stock, and 400,000 December 2022 Warrants to purchase your Common Stock. We further note that you have filed, at Exhibit 10.28, the related December 2022 Subscription Agreement with one of those investors, and at Exhibit 10.29, the December 2022 Warrant. Please file executed versions of these exhibits, as well as an executed version of any related subscription agreement with your second investor.

Response: In response to the Staff’s comment, the Company has re-filed an executed version of Exhibit 10.28 which both investors signed. In addition, the Company has re-filed an executed version of Exhibit 10.29. The Company hereby advises the staff that the terms of the December 2022 Warrant is identical for both investors, so it filed one executed copy of Exhibit 10.29.

Please contact me at +1 212 547 5476 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ Rich Bass

cc: Frank C. Ingriselli, Chief Executive Officer